FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Information About the new Offer GVT	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event distributed by Telefónica on August 5th, 2014, Telefónica, S.A. and Telefónica Brasil, S.A. (hereinafter, the Offerors) have submitted to Vivendi, S.A. a new binding offer for the combination of Telefónica Brasil, S.A. and Global Village Telecom, S.A. (GVT), replacing the prior offer presented. This new offer includes similar conditions to the previous one, by virtue of which Vivendi, S.A. would receive a consideration in cash of 4,663 million euros and newly issued shares representing 12% of the share capital of Telefónica Brasil, S.A. after its combination with GVT. This new offer has been submitted following the analysis and evaluation of additional information on GVT.

Thus, the offer, taking into account the market price of Telefónica Brasil, S.A. on terms comparable to the previous offer, amounts to a total of 7,450 million euros. The cash consideration would be funded through a capital increase at Telefónica Brasil, S.A. in which Telefónica, S.A. would subscribe its proportional share, funded, in turn, through a capital increase.

Additionally, according to this new offer, should Vivendi, S.A. be interested in acquiring a stable stake in Telecom Italia, S.p.A. (“Telecom Italia”), Telefónica, S.A. has offered to Vivendi, S.A. the acquisition of up to 1,110 million ordinary shares of Telecom Italia (currently representing a stake of 8.3% of Telecom Italia voting share capital), in exchange for all the ordinary shares and a number of preferred shares (representing 0.7% of such class of shares), that Vivendi S.A. would receive as a result of the combination between Telefónica Brasil S.A. and GVT. The transfer of the shares would take place at closing of the transaction between Vivendi, S.A. and Telefónica Brasil, S.A.

This new offer will expire on August 29, 2014, unless the Offerors previously decide to extend the offer’s validity period, or if Vivendi, S.A. assumes an exclusivity commitment in negotiating with the Offerors, for a period of 3 months.

The closing of the transactions provided for in this new offer is subject to obtaining the relevant regulatory authorizations (including telecommunications and anti-trust) and to the fulfilment of other customary conditions in this type of transactions.

Madrid, August 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 28, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors